SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TO OPEN BUDAPEST BASE IN TWO WEEKS WITH 31 NEW ROUTES, 2M PAX P.A., SAVING UP TO 2,000 JOBS FOLLOWING MALEV'S CLOSURE RYANAIR FARES START FROM €9.99/HUF2,000 FROM 17 FEBRUARY

RYANAIR MEETING WITH HUNGARIAN GOVERNMENT AND
BUDAPEST AIRPORT TODAY TO FINALISE RESCUE PLAN

Ryanair, the world's favourite airline today (3rd Feb) at a press conference in Budapest announced its intention to launch a rescue plan for Budapest and Hungarian tourism following the grounding of Malev airline last evening.  Ryanair confirmed that it will base 4 brand new Boeing 737-800 series aircraft at Budapest Airport commencing in just two weeks' time on Friday 17th February where it will open 31 new routes, offering lower fares (€9.99/HUF2,999) than any other airline, and delivering up to 2m passengers p.a., replacing most of the traffic and routes lost by Budapest following last night's grounding of Malev.

Ryanair, which currently employs over 700 Hungarian pilots and cabin crew, will be holding an open recruitment day in Budapest on Tuesday next (7th Feb), inviting job applications from Malev pilots, cabin crew and engineers to help Ryanair gear up for this 4 aircraft, 2m passenger p.a. base at Budapest Airport.  The International Airport Council figures confirm that this 2m pax p.a. will support 2,000 jobs at Budapest Airport.

This largest ever investment in Hungarian aviation and tourism is subject to reaching final agreement with Budapest Airport today on costs, facilities and handling, and Ryanair's Deputy CEO Michael Cawley has travelled to Budapest to finalise these negotiations with Budapest Airport and the Hungarian Government.  Because Ryanair has grounded up to 80 aircraft this winter, it has the capacity to respond immediately to the Malev grounding by moving aircraft, pilots and crews to Budapest within two weeks, in order to minimise the disruption to Hungarian consumers/visitors and tourism as a result of the Malev closure.

Ryanair's new Budapest base will start on Friday 17th February at fares from €9.99/HUF2,999 and these 31 new routes go on sale at these HUF2,999/€9.99 fares on www.ryanair.com/hu today.

                                                                                                            Ryanair's 31 new routes to/from Budapest from 17 Feb

Routes	Starts	From €	Routes	Starts	From €
Alicante	APR	49.99	Manchester	FEB	9.99
Baden Baden	FEB	9.99	Munich West	FEB	9.99
Barcelona	FEB	9.99	Milan (BGY)	FEB	9.99
Birmingham	MAR	29.99	Warsaw (Modlin)	JUL	29.99
Bologna	MAR	9.99	Oslo	FEB	9.99
Bristol	MAR	29.99	Palma	APR	49.99
Brussels (CRL)	FEB	9.99	Paphos	APR	49.99
Chania	APR	49.99	Paris	FEB	9.99
Dublin	FEB	9.99	Pisa	APR	49.99
Eindhoven	APR	29.99	Rhodes	APR	49.99
Gottenburg	FEB	9.99	Rome (CIA)	FEB	9.99
Hamburg (LBC)	FEB	9.99	Stockholm (NYO)	FEB	9.99
Krakow	FEB	9.99	Thessaloniki	FEB	9.99
London (STN)	FEB	9.99	Trapani	APR	49.99
Madrid	FEB	9.99	Venice( TSF)	APR	29.99
Malaga	APR	49.99

For further information please contact:
                                                                Stephen McNamara                            Joe Carmody
                                                                Ryanair Ltd                                          Edelman
                                                                Tel: +353-1-8121212                         Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 03 February, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary